Zhong Yang Financial Group Limited

118 Connaught Road West

Room 1101

Hong Kong

October 19, 2021

Via Edgar

Mr. Lory Empie

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Zhong Yang Financial Group Limited Registration Statement on Form F-1 Filed September 10, 2021 File No. 333-259441

Dear Mr. Empie,

This letter is in response to the letter dated October 7, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Zhong Yang Financial Group Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Registration Statement on Form F-1

Cover Page

1. Please provide prominent disclosure about the legal and operational risks associated with being based in or having the substantial majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations or the value of your Ordinary Shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page..

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the cover page of the Amendment to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the Company’s operations in Hong Kong. We also revised the prospectus summary section on pages 7 to 9 to address the risks highlighted on the revised prospectus cover page of the Amendment.

2. Please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities of subsidiaries. Specify the entity (including the domicile) in which investors are purchasing their interest.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure to clearly differentiate between the holding company and subsidiaries when providing the disclosure on the prospectus cover page and throughout the Amendment.

Prospectus Summary, page 1

3. In Risk Factor Summary, please disclose the risks that your corporate structure and being based in or having the company’s operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations or the value of your Ordinary Shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added to the summary of the risk factors on pages 7 and 8 of the Amendment the significant regulatory, liquidity, and enforcement risks associated with being based in or having the majority of the Company’s operations in Hong Kong with China-based customers (including the requested cross-references to more detailed discussion of such risks in the prospectus).

4. Please disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that based on laws and regulations currently in effect in the PRC and Hong Kong as of the date hereof, we are not required to obtain any regulatory approval from Chinese authorities, including the CSRC and CAC or any other entity, before listing in the U.S. We have added disclosure to that effect under the caption “Recent Regulatory Development in the PRC” on pages 8 and 9 of the Amendment.

5. Please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added disclosure to that effect on pages 6 and 7 of the Amendment under the caption “Transfers of Cash To and From Our Subsidiaries”.

Risk Factors, page 11

6. Given the Chinese government’s potential oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations or the value of your Ordinary Shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added risk factors on pages 28 to 30 of the Amendment under the caption “Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares,” and “If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

7. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added a new risk factor on page 29 of the Amendment under the caption “We may become subject to a variety of PRC laws and other obligations regarding data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.”

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer and Director